SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of June and July, 2003

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]       Form 40-F   [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes   [   ]      No   [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________)

SIGNATURES
PRESS RELEASE
PRESS RELEASE
PRESS RELEASE
PRESS RELEASE

- Press Release dated July 31, 2003
- Press Release July 24, 2003
- Press Release dated July 16, 2003
- Eni’s Quarterly Report as of June 30, 2003
- Press Release dated June 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco
Title: Company Secretary

Date: August 4, 2003

PRESS RELEASE

ENI: FIRST HALF 2003

Operating income: euro 5,112 million, up 12%

Net income: euro 3,090 million, up 37%

Daily hydrocarbon production: 1.53 million boe/day, up 5%

Capital expenditure and investments: euro 7.5 billion, up 105%

Eni’s Board of Directors approved today Eni’s accounts as of June 30, 2002. In the first half of 2003 Eni reported net income of euro 3,090 million, increasing by euro 829 million over the first half of 2002, up 37%, due mainly to a positive operating performance (up euro 537 million) related to an increase in prices and margins, in hydrocarbon production sold and in natural gas volumes sold, as well as cost reductions whose effects were offset in part by the appreciation of the euro over the dollar (up 23.1%) and the recording of higher asset writedowns. The increase in net income was also caused by the recording of higher net extraordinary income of euro 248 million related in particular to the settlement of a dispute with Edison SpA concerning the EniMont joint venture (euro 200 million) and the decline in the share of net income attributed to minorities resulting from the IPO on Italgas shares (euro 86 million). These positive factors were partly offset by higher income taxes (euro 118 million).

Before non-recurring items net income amounted to euro 2,848 million, increasing by 15% over the first half of 2002.

Daily hydrocarbon production in the first half of 2003 amounted to 1,527,000 barrels of oil equivalent (boe)1, an increase of 72,000 boe, up 5%, due to: (i) production of the Norwegian company Fortum Petroleum purchased in the first quarter of 2003; (ii) start-ups of fields mainly in Trinidad & Tobago, Australia, Nigeria and Pakistan; (iii) production growth recorded mainly in Nigeria and Kazakhstan. These increases were offset in part by the decline of mature fields and the effects of the sale of assets in 2002. Production outside Italy amounted to 80% of Eni’s total production (78.3% in 2002).

In the first half of 2003, streamlining and efficiency improvement actions continued and allowed cost savings (on a constant exchange rate basis) amounting to euro 228 million which offset almost entirely salary increases and the effects of inflation.

Eni’s operating income for the first half of 2003 totaled euro 5,112 million, an increase of euro 537 million over the first half of 2002, up 11.7%, due to increases recorded by:

[1]	Includes natural gas volumes consumed in operations (25,000 boe/day).

•	the Exploration & Production segment (euro 395 million, up 15.7%) related essentially to higher oil prices in dollars (Brent up 26.4%) and higher hydrocarbon production sold (11.2 million boe, up 4.4%), whose effects were offset in part by the appreciation of the euro over the dollar (up 23.1%) and by the recording of writedowns of euro 129 million related mainly to unproved property (euro 85 million in the first half of 2002);

•	the Refining & Marketing segment (euro 203 million, up 166.4%) essentially due to an increase in refining margins (Brent margin was up 2.52 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and higher margins on distribution on retail markets in Italy and Europe;

•	the Gas & Power segment (euro 65 million, up 3.2%) related essentially to higher natural gas volumes sold (up 5.1%) and higher margins also related to the appreciation of the euro over the dollar.

Net sales from operations in the first half of 2003 amounted to euro 25,937 million, representing a euro 2,033 million increase over the first half of 2002, up 8.5%, due mainly to an increase in prices recorded in all of Eni’s business areas, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as revenues generated by Bouygues Offshore purchased in July 2002 and higher activity levels in the Oilfield Services and Engineering segment. These effects were offset in part by the appreciation of the euro over the dollar.

Net borrowings at June 30, 2003 amounted to euro 12,795 million, a euro 1,654 million increase over December 31, 2002. Increased financial requirements for capital expenditure and investments (euro 7,536 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buy-back of own shares (euro 260 million) were covered for the most part by the cash flows generated from operating activities, positively influenced by seasonality factors. The positive effect of the appreciation of the euro over the dollar contributed to limit net borrowings increase. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at June 30, 2003.

Capital expenditure and investments amounted to euro 7,536 million (up 105% over the first half of 2002). Capital expenditure (euro 3,970 million), of which approximately 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, concerned in particular: (i) the development of hydrocarbon fields (euro 2,399 million) in Libya, Iran, Angola, Nigeria, Italy and Kazakhstan; (ii) exploration expenditure (euro 346 million); (iii) upgrade and maintenance of Eni’s primary and secondary natural gas transmission and distribution network in Italy (euro 269 million); (iv) the plan of power station construction (euro 228 million); (v) the construction of the Greenstream gasline (euro 152 million) that will carry natural gas from Libyan fields to Sicily; (vi) upgrade of refineries and of the refined product distribution network in Italy and outside Italy as well as the purchase of service stations in Europe (for a total of euro 301 million). Investments amounted to euro 3,566 million and concerned the Italgas IPO (euro 2,567 million) and the purchase of Fortum Petroleum AS (euro 909 million).

* * *

Eni’s net income for the second quarter of 2003 totaled euro 1,084 million, an increase of euro 205 million over the second quarter of 2002, up 23%, due to lower income taxes (euro 263 million) – related to the recording of deferred tax assets based on the application of Law 448/20012 and to the fact that in the second quarter of 2002 the reserve for deferred taxes was increased (euro 215 million) related to the 10 percentage point increase in corporate taxes of oil companies in the United Kingdom – and by lower net extraordinary expense (euro 50 million). These positive factors were offset in part by a decline in operating income of euro 96 million, down 5%, due to the appreciation of the euro over the dollar (up 23.6% while Brent prices increased by 4%) and higher asset writedowns (euro 124 million), whose effects were offset in part by higher margins in refining and distribution of refined products and the effects of higher hydrocarbon production sold.

Before non-recurring items, net income for the second quarter of 2003 (euro 947 million) declined by 13%.

* * *

In the period from January 1 to July 30, 2003 a total of 19.8 million own shares were purchased for a total of euro 274 million (on average euro 13.82 per share). At July 30, 2003, Eni held 226.5 million own shares, equal to 5.66% of its share capital, for a total of euro 3,112 million (on average euro 13.74 per share) corresponding to 57.6% of the total maximum amount allowed by Eni’s Shareholders’ Meeting of May 30, 2003 (euro 5.4 billion).

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is

[2] Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher current book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and current book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million.

typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months. Therefore Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

San Donato Milanese, July 31, 2003

Selected consolidated financial data and operating data are attached below.

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the Second Quarter of 2003 (unaudited) will be published at 6 pm.

PRESS RELEASE

Eni acquires 50% of Unión Fenosa Gas share capital

Eni has entered today the Unión Fenosa Gas share capital, acquiring the 50% of participation with a 440.8 million euro investment.

Consequently, Eni has appointed 5 Board Members in the Board of Directors of Unión Fenosa Gas: Domenico Dispenza, Camillo Gloria, Angelo D’Abundo, Cesare Larghi, Massimo Mantovani.

The remaining Board Members appointed by Unión Fenosa Gas are: Elias Velasco, Ramon Novo, Jose Manuel Arrojo, Juan Luis López-Cardenete, Eloy Alvarez-Pelegry.

“Entering in Unión Fenosa Gas represents for Eni a milestone of its growth strategy in the gas sector at European and International level”, declared Vittorio Mincato, Chief Executive Officer of Eni.

“I am extremely pleased with the Eni–Unión Fenosa strategic alliance” commented Honorato Lopez Isla, Chief Executive Officer of Unión Fenosa. “Our presence in the natural gas business has been strengthened with an incorporation of a partner like Eni, a leading international player in this business. Through this operation, a key element of our Strategic Plan for the coming years ahead has been consolidated”.

San Donato Milanese July 24, 2003

PRESS RELEASE

Eni starts the export of oil production from the Karachaganak field to the Novorossiysk terminal on the Black Sea for export.

Eni announces the completion, jointly with its partners, of the condensate treatment facilities in the giant Karachaganak field in the north west of Kazakhstan.

The treatment centre includes also a compression station for the injection of part of the sour gas in the reservoir at pressures above 500 atm.

The Karachaganak Processing Centre (KPC) treatment plant was completed in the estimated time frame and with an Eni investment of about US $ I billion.

The execution and laying of a 460 km, 24” pipeline has allowed the KPC to be connected to the major pipeline of the Caspian Pipeline Consortium (CPC), thus enabling the export of the Karachaganak condensate to the Novorossiysk terminal on the Black Sea.

The Karachaganak field, which has been producing since 1984, can now increase its production from the current 220,000 barrels of oil equivalent per day to 380,000 barrels to be reached at year end. As a result, Eni’s equity will rise from 65,000 boepd to 110,000 boepd.

“Conveying the Karachaganak production to the Novorossiysk terminal” – Eni’s Chief Executive Officer, Mr. Vittorio Mincato, declared – “represents a significant event in the Kazakh petroleum industry since it enables the export of hydrocarbons to Europe and confirms Eni’s commitment to Kazakstan, a new frontier in the world’s oil industry.

This project, which has called for world-class technical skills and the most advanced technologies, represents today a great industrial achievement in full respect of the highest safety and environmental protection standards”.

The KPC project has witnessed a massive participation of the Kazakh industry which has accounted for over 50% and has resulted in a continuous and constant training and development of Kazakh technicians and managers.

In addition, the new project includes a 120 MW power station which is also used to supply the town of Aksai, thus guaranteeing a continuous and steady delivery of electricity to the city.

Eni’s presence in Kazakhstan is also marked by important social initiatives which have led to the accomplishment of numerous public utility projects, including the refurbishing of the Aksai hospital, the reconstruction of the water system, the construction of roads, schools, cultural and sports centres, to the benefit of the Kazakh population.

Eni is co-operator with British Gas in the Karachaganak field, each company holding a 32.5% interest. The other partners are ChevronTexaco with 20% and Lukoil with 15%.

San Donato Milanese July 16, 2003

Report on the Second Quarter of 2003

Contents

Summary data	2

Basis of presentation	3

Income statement	3

	4	Operating income

	6	Net sales from operations

	8	Operating expenses

	9	Depreciation, amortization and writedowns

	9	Net financial expense

	10	Net income from investments

	10	Net extraordinary income

	11	Income taxes

	11	Minority interests

	11	Net income before non-recurring items

Balance sheet	12

Capital expenditure and investments	13

Management’s expectations of operations	14

Operating results by business segments	16	Exploration & Production

	18	Gas & Power

	20	Refining & Marketing

	21	Petrochemicals

	22	Oilfield Services and Engineering

Summary financial data	(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

11,199	11,578	3.4	Net sales from operations	23,904	25,937	8.5
1,875	1,779	(5.1)	Operating income	4,575	5,112	11.7
879	1,084	23.3	Net income	2,261	3,090	36.7
1,988	2,289	15.1	Capital expenditure and investments	3,678	7,536	104.9
—	—		Net borrowings at period end	8,486	12,795	50.8

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Summary operating data

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

1,468	1,556	6.0	Daily production of hydrocarbons (1) (thousand boe)	1,455	1,527	4.9
927	978	5.5	oil (thousand barrels)	919	952	3.6
541	578	6.8	natural gas (1) (thousand boe)	536	575	7.3
12.64	13.41	6.1	Sales of natural gas in primary distribution:	34.06	35.80	5.1
10.37	10.16	(2.0)	in Italy (billion cubic meters)	29.39	28.96	(1.5)
2.27	3.25	43.2	in Europe (billion cubic meters)	4.67	6.84	46.5
4.79	6.28	31.1	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	9.34	12.18	30.4
1,239	1,250	0.9	Electricity production sold (gigawatthour)	2,605	2,510	(3.6)
13.42	12.50	(6.9)	Sales of refined products (million tonnes)	25.64	24.32	(5.1)
1,427	1,212	(15.1)	Sales of petrochemicals products (thousand tonnes)	2,864	2,625	(8.3)

(1)	Includes natural gas volumes consumed in operations (22,000 and 25,000 boe/day in the first half of 2002 and 2003, respectively).

Certain market indicators

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

25.04	26.03	4.0	Average price of Brent dated crude oil (1)	23.09	28.77	24.6
0.73	2.17	197.3	Average European refining margins (2)	0.47	2.99	536.2
0.919	1.136	23.6	Average EUR/USD exchange rate	0.898	1.105	23.1
3.4	2.4	(29.4)	Euribor - three-month euro rate (3)	3.4	2.5	(26.5)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

2  ENI REPORT ON THE SECOND QUARTER OF 2003

Basis of presentation

Eni’s accounts at June 30, 2003 have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first half and second quarter of 2003 and for the first half and the second quarter of 2002. Financial information relating to balance sheet data are presented at December 31, 2002, March 31, 2003 and June 30, 2003. In the preparation of this report on the second quarter of 2003, the same accounting principles applied to the preparation of 2002 financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2002 financial statements and first half report. The second quarter accounts are not audited.

Income statement

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

11,199	11,578	3.4	Net sales from operations	23,904	25,937	8.5
350	263	(24.9)	Other income and revenues	535	414	(22.6)
(8,319)	(8,644)	(3.9)	Operating expense	(17,323)	(18,647)	(7.6)
(1,355)	(1,418)	(4.6)	Depreciation, amortization and writedowns	(2,541)	(2,592)	(2.0)
1,875	1,779	(5.1)	Operating income	4,575	5,112	11.7
(4)	(9)	(125.0)	Net financial expense	(81)	(40)	50.6
47	53	12.8	Net income from investments	50	80	60.0
1,918	1,823	(5.0)	Income before extraordinary items and income taxes	4,544	5,152	13.4
(86)	(36)	58.1	Net extraordinary income (expense)	(93)	155	—
1,832	1,787	(2.5)	Income before income taxes	4,451	5,307	19.2
(819)	(556)	32.1	Income taxes	(1,822)	(1,940)	(6.5)
1,013	1,231	21.5	Income before minority interest	2,629	3,367	28.1
(134)	(147)	(9.7)	Minority interest	(368)	(277)	24.7
879	1,084	23.3	Net income	2,261	3,090	36.7

First half

Eni’s net income for the first half of 2003 totaled euro 3,090 million, an increase of euro 829 million over the first half of 2002, up 36.7%, due essentially to a positive operating performance (up euro 537 million) related to an increase in prices and margins, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as cost reductions whose effects were offset in part by the appreciation of the euro over the dollar (up 23.1%), and higher asset writedowns. The increase in net income was also caused by the recording of higher net extraordinary income of euro 248 million, related in particular to the settlement of a dispute with Edison SpA concerning the EniMont joint venture (euro 200 million) and the decline in the share of net income attributed to minorities (euro 86 million) resulting from the IPO on

3  ENI REPORT ON THE SECOND QUARTER OF 2003

Italgas shares. These positive factors were partly offset by higher income taxes (euro 118 million).

In the first half of 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to euro 228 million (on a constant exchange rate basis), which offset almost entirely salary increases and the effects of inflation.

Operating income

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

1,228	1,175	(4.3)	Exploration & Production	2,515	2,910	15.7
577	539	(6.6)	Gas & Power	2,003	2,068	3.2
60	208	246.7	Refining & Marketing	122	325	166.4
31	(34)	—	Petrochemicals	(37)	(51)	(37.8)
73	79	8.2	Oilfield Services and Engineering	159	139	(12.6)
(55)	(128)	(132.7)	Other activities	(98)	(159)	(62.2)
(39)	(60)	(53.8)	Corporate and financial companies	(89)	(120)	(34.8)
1,875	1,779	(5.1)	Operating income	4,575	5,112	11.7

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

-	Syndial (former EniChem) was included in the “Other Activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Eni Servizi Amministrativi and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Eni’s operating income for the first half of 2003 totaled euro 5,112 million, an increase of euro 537 million over the first half of 2002, up 11.7%, due to increases recorded by:

▪	the Exploration & Production segment (euro 395 million, up 15.7%) related essentially to higher international oil prices in dollars (Brent, up 24.6%) and higher hydrocarbon production sold (11.2 million boe, up 4.4%), whose effects were offset in part by the appreciation of the euro over the dollar and by the recording of writedowns of euro 129 million related mainly to unproved property (euro 85 million in the first half of 2002);

▪	the Refining & Marketing segment (euro 203 million, up 166.4%) essentially due to an increase in refining margins (Brent margin was up 2.52 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and in margins on distribution in Italy and Europe;

4  ENI REPORT ON THE SECOND QUARTER OF 2003

▪	the Gas & Power segment (euro 65 million, up 3.2%) related essentially to increased natural gas volumes sold (up 5.1%) and margins, also related to the appreciation of the euro over the dollar.

Second quarter

Eni’s net income for the second quarter of 2003 totaled euro 1,084 million, an increase of euro 205 million over the second quarter of 2002, up 23.3%, due to a decline in income taxes (euro 263 million) - resulting from the recording of deferred tax assets related to the application of Law No. 448/2001 (see “Income taxes” below) and the fact that in the second quarter of 2002 the reserve for deferred taxes was increased (euro 215 million) in order to take into account the 10 percentage point increase in corporate taxes of UK oil companies - and lower net extraordinary expense (euro 50 million). These positive factors were offset in part by a euro 96 million decline in operating income (down 5.1%) due to the appreciation of the euro over the dollar (up 23.6%) while Brent prices increased by 4%, and higher asset writedowns (euro 124 million), whose effects were offset in part by higher refining and distribution margins of petroleum products and by the effect of increased hydrocarbon production sold.

5  ENI REPORT ON THE SECOND QUARTER OF 2003

Net sales from operations

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

3,059	2,958	(3.3)	Exploration & Production	6,282	6,402	1.9
3,066	3,164	3.2	Gas & Power	8,434	8,757	3.8
5,572	5,167	(7.3)	Refining & Marketing	10,433	10,652	2.1
1,201	1,057	(12.0)	Petrochemicals	2,240	2,351	5.0
1,024	1,581	54.4	Oilfield Services and Engineering	1,943	2,687	38.3
407	321	(21.1)	Other activities	785	655	(16.6)
114	120	5.3	Corporate and financial companies	245	236	(3.7)
(3,244)	(2,790)	(14.0)	Consolidation adjustment	(6,458)	(5,803)	(10.1)
11,199	11,578	3.4		23,904	25,937	8.5

First half

Eni’s net sales from operations (revenues) for the first half of 2003 amounted to euro 25,937 million, representing a euro 2,033 million increase over the first half of 2002, up 8.5%, due mainly to an increase in prices recorded in all of Eni’s business areas, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as the inclusion in the scope of consolidation of Bouygues Offshore in July 2002 and higher activity levels in the Oilfield Services and Engineering segment. These effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Exploration & Production segment (euro 6,402 million) increased by euro 120 million, up 1.9%, due essentially to higher international oil prices (oil up 27.2%; natural gas up 29.4%) and higher hydrocarbon production sold (11.2 million boe, up 4.4%), whose effects were partially offset by the appreciation of

6  ENI REPORT ON THE SECOND QUARTER OF 2003

the euro over the dollar and by a decrease in storage tariffs (see “Exploration & Production” in the Operating Review).

Revenues generated by the Gas & Power segment (euro 8,757 million) increased by euro 323 million, up 3.8%, due to higher prices for natural gas, and, at a lower extent, higher volumes sold in primary distribution (1.74 billion cubic meters, up 5.1%).

Revenues generated by the Refining & Marketing segment (euro 10,652 million) increased by euro 219 million, up 2.1%, essentially due to higher prices for petroleum products (the retail prices of gasoline and diesel fuel were up 11.6% and 14.5%, respectively), whose effects were offset in part by the appreciation of the euro over the dollar and by a decline in sales to Eni’s Petrochemical segment and to other oil companies (1.3 million tonnes).

Revenues generated by the Petrochemical segment (euro 2,351 million) increased by euro 111 million, up 5%, due mainly to the 15.4% increase in the average sale prices of products (especially olefins), whose effects where offset in part by lower volumes sold (down 8.3%).

Revenues generated by the Oilfield Services and Engineering segment (euro 2,687 million) increased by euro 744 million, up 38.3%, due to the inclusion in consolidation of Bouygues Offshore and higher activity levels in the Oilfield Services and Engineering segment.

REVENUES BY GEOGRAPHIC AREA

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

5,463	8,277	51.5	Italy	12,716	16,048	26.2
1,595	730	(54.2)	Rest of European Union	3,957	3,718	(6.0)
995	696	(30.1)	Rest of Europe	1,637	1,462	(10.7)
1,575	530	(66.3)	Americas	2,812	1,934	(31.2)
1,249	515	(58.8)	Asia	1,907	1,101	(42.3)
322	548	70.2	Africa	857	1,314	53.3
	282	—	Other areas	18	360	—
5,736	3,301	(42.5)	Total outside Italy	11,188	9,889	(11.6)
11,199	11,578	3.4		23,904	25,937	8.5

Second quarter

Eni’s net sales from operations for the second quarter of 2003 amounted to euro 11,578 million, representing a euro 379 million increase over the second quarter of 2002, up 3.4%, due mainly to an increase in prices recorded in all of Eni’s business areas, even if at lower rates than those registered in the first quarter of 2003. Net sales from operations increased also thanks to higher hydrocarbon production sold and the inclusion in the scope of consolidation of Bouygues Offshore in the Oilfield Services and Engineering segment. These positive factors were offset in part by the appreciation of the euro over the dollar.

7 ENI REPORT ON THE SECOND QUARTER OF 2003

Operating expenses

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

7,577	7,842	3.5	Purchases, services and other	15,857	17,073	7.7
742	802	8.1	Payroll and related costs	1,466	1,574	7.4
8,319	8,644	3.9		17,323	18,647	7.6

Operating expenses for the first half of 2003 (euro 18,647 million) increased by euro 1,324 million compared to the first half of 2002, up 7.6%, essentially due to higher supply costs for natural gas and oil-based and petrochemical feedstocks, higher volumes supplied by natural gas primary distribution, the inclusion in consolidation of Bouygues Offshore and higher activity levels in the Oilfield Services and Engineering segment, whose effects were partially offset by the appreciation of the euro over the dollar and streamlining.

Payroll and related costs (euro 1,574 million) increased by euro 108 million, up 7.4%, due mainly to an increase in unit labor costs in Italy and the inclusion in consolidation of Bouygues Offshore, whose effects were offset in part by a decline in the average number of employees in Italy.

EMPLOYEES

	Dec. 31, 2002	June 30, 2003

Exploration & Production	7,715	7,774
Gas & Power	13,317	13,069
Refining & Marketing	13,757	13,443
Petrochemicals	7,258	7,332
Oilfield Services and Engineering	29,091	29,257
Other activities	7,012	6,746
Corporate and financial companies	2,505	2,780

	80,655	80,401

8 ENI REPORT ON THE SECOND QUARTER OF 2003

Depreciation, amortization and writedowns

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

911	816	(10.4)	Exploration & Production	1,743	1,593	(8.6)
89	129	44.9	Gas & Power	191	257	34.6
127	113	(11.0)	Refining & Marketing	251	225	(10.4)
34	31	(8.8)	Petrochemicals	72	63	(12.5)
67	71	6.0	Oilfield Services and Engineering	134	137	2.2
9	12	33.3	Other activities	24	26	8.3
13	17	30.8	Corporate and financial companies	21	32	52.4
1,250	1,189	(4.9)	Total amortization and depreciation	2,436	2,333	(4.2)
105	229	118.1	Writedowns	105	259	146.7
1,355	1,418	4.6		2,541	2,592	2.0

Depreciation and amortization charges for the first half of 2003 (euro 2,592 million) increased by euro 51 million over the first half of 2002, up 2%, due in particular to higher asset writedowns (euro 154 million). Amortization charges declined by euro 103 million due the decline registered in the Exploration & Production segment (euro 150 million) related to the appreciation of the euro over the dollar and in the Refining & Marketing segment (euro 26 million) related to the conferral of the Priolo refinery finalized in October 2002. These declines were offset in part by the increase registered in the Gas & Power segment (euro 66 million) due to the writedown of the difference between the purchase cost of Italgas shares acquired in an IPO and the underlying net book value, and the coming onstream of new capital expenditure.

Writedowns (euro 259 million) concerned essentially: (i) unproved property in the Exploration & Production segment (euro 129 million) in particular in Pakistan and the United Kingdom related to the process of determination of reserves; (ii) petrochemical plants (euro 83 million) in particular for the manufacture of polyethylene, elastomers and aromatics as a result of the impairment test.

Net financial expense

In the first half of 2003 net financial expense (euro 40 million) decreased by euro 41 million over the first half of 2002, down 50.6%, due mainly to lower interest rates on European markets (Euribor down 0.9 percentage points) and on international markets (Libor down 0.6 percentage points) as well as lower exchange rate differences (euro 33 million) and the effect of exchange rates on the translation of financial charges recorded by foreign companies, whose effects were offset in part by an increase of euro 4 billion in average net borrowings.

9 ENI REPORT ON THE SECOND QUARTER OF 2003

Net income from investments

Net income from investments in the first half of 2003 amounted to euro 80 million (euro 50 million in the first half of 2002) and represented the balance of income of euro 153 million and expense of euro 73 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 98 million) concerning in particular the Gas & Power, Oilfield Services and Engineering and Refining & Marketing segments; (ii) gains on disposals (euro 30 million) related essentially to the sale of Eni’s 20% stake in Inca International SpA in the Other activities segment (euro 29 million); (iii) dividends received by subsidiaries accounted for at cost (euro 13 million).

Expense (euro 73 million) concerned essentially Eni’s share in losses of subsidiaries accounted for with the equity method and losses of subsidiaries accounted for at cost (euro 64 million) relating in particular to Albacom SpA (euro 39 million) and Galp Energia SGPS SA (euro 5 million related only to the writedown of euro 54 million of the difference between purchase cost and net equity).

Net extraordinary income

(million €)

	First half

	2002	2003

Extraordinary income
Gains on disposals	48	111
Other extraordinary income	39	238
	87	349
Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(85)	(158)
- cost of redundancy incentives	(44)	(22)
- writedowns of fixed assets and losses from investments	(38)
	(167)	(180)
Other extraordinary expense	(13)	(14)
Total extraordinary expense	(180)	(194)

	(93)	155

Gains on disposals concerned the sale of business units and capital expenditure made in connection with restructuring; in particular gains on disposals in the first half of 2003 amounted to euro 111 million and concerned mainly the sale of service stations and real estate in the Refining & Marketing segment.

Other extraordinary income concerned in particular the settlement paid by Edison SpA in relation with the EniMont dispute (euro 200 million).

10 ENI REPORT ON THE SECOND QUARTER OF 2003

Provisions for risks and contingencies of euro 158 million concerned in particular expense related to compliance with environmental laws and regulations in the Other activities and Refining & Marketing segments (euro 106 million) and costs expected to be incurred for shutdown sites in the Other activities segment (euro 52 million).

Redundancy incentives amounted to euro 22 million and concerned in particular the Refining & Marketing (euro 10 million) and Other activities segments (euro 4 million).

Income taxes

Income taxes (euro 1,940 million) increased by euro 118 million over the first half of 2002, due to a euro 856 million increase in income before taxes, whose effects were offset in part by the recording of deferred tax assets related to the application of Law 448/20011.

The 4.3 percentage point decline in tax rate (from 40.9 to 36.6%) was due to the recording of deferred taxes mentioned above, to the fact that in the first half of 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%) and by the 2 percentage point decline of corporate tax (Irpeg) in Italy. These effects were offset in part by the expiry of certain tax incentives (as provided for by Law 383/2001 concerning the “DIT”, Law 448/2001 on the revaluation of assets) and the impact of Law Decree 209/2002 concerning the deductibility of writedowns of investments.

Minority interests

Minority interests (euro 277 million) declined by euro 91 million over the first half of 2002, due essentially to the IPO on Italgas shares (euro 86 million).

Net income before non-recurring items

Net income before non-recurring items amounted to euro 2,848 million, increasing by 15.2% as compared to the first half of 2002 (euro 947 million in the second quarter of 2003, a 12.5% decrease over the second quarter of 2002). Net income before non-recurring components is not a GAAP measure under Italian or U.S. GAAP, but Eni provides it with the intent to allow investors to better evaluate Eni’s trading performance also in comparison with its main competitors. The following table reports the most significant non-recurring items which influenced net income for the first half of 2003 and 2002 and net income for the second quarter of 2003 and 2002.

(1)	Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher current book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and current book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million.

11 ENI REPORT ON THE SECOND QUARTER OF 2003

(million €)

Second quarter			First half

2002	2003		2002	2003

(105)	(229)	Asset impairment	(105)	(259)
(32)		Environmental tax of the Sicilia Region	(32)
17		Other impairment	(17)
		Balance of storage tariffs for year 2001	(16)
72		Effect of secondary distribution tariffs for year 2001	72
42		Gains on disposal	42
25	(23)	Positive (negative) effects of inventory evaluation	28	(23)
(15)	(252)	Non-recurring items in operating income	(28)	(282)
		of which:
(43)	(99)	- Exploration & Production	(59)	(129)
5	(3)	- Gas & Power	5	(3)
(1)		- Refining & Marketing	(1)
25	(106)	- Petrochemicals	28	(106)
(1)	(44)	- Others	(1)	(44)
(13)		Non-recurring expense on investments	(13)
(86)	(36)	Net extraordinary (expense) income	(93)	155
(114)	(288)	Non-recurring items before taxes	(134)	(127)
	287	Deferred tax assets per Law 448/2001
(215)		Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK	(215)
93	39	Release of reserve for anticipated amortization as per Law 498/2001	93	39
33	99	Taxes (estimated)	45	43
(203)	137	Non-recurring items after taxes	(211)	242

Balance sheet

(million €)

				% Ch. vs.	% Ch. vs
	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Dec. 31, 2002	Mar. 31, 2003

Net capital employed	39,492	40,258	39,356	(0.3)	(2.2)
Net equity including minority interest	28,351	28,550	26,561	(6.3)	(7.0)
Net borrowings	11,141	11,708	12,795	14.8	9.3
Total liabilities and shareholders’ equity	39,492	40,258	39,356	(0.3)	(2.2)
Net borrowings
Financial debt and bonds	15,420	14,557	15,359	(0.4)	5.5
Cash	(4,279)	(2,849)	(2,564)	(40.1)	(10.0)
	11,141	11,708	12,795	14.8	9.3

Net borrowings at June 30, 2003 amounted to euro 12,795 million, a euro 1,654 million increase over December 31, 2002. Increased financial requirements for capital

12  ENI REPORT ON THE SECOND QUARTER OF 2003

expenditure and financial investments (euro 7,536 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buy-back of own shares (euro 260 million) were covered for the most part by the cash flows generated from operating activities, influenced also by seasonality factors. The positive effect of the appreciation of the euro over the dollar contributed to the decline in net borrowings. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48 at June 30, 2003.

Financial debts and bonds amounted to euro 15,359 million, of which euro 7,333 million were short-term debt and euro 8,026 million were long-term debt.

Capital expenditure and investments

(million  €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

1,419	1,474	3.9	Exploration & Production	2,653	2,752	3.7
194	425	119.1	Gas & Power	338	660	95.3
130	230	76.9	Refining & Marketing	200	301	50.5
58	35	(39.7)	Petrochemicals	58	47	(19.0)
64	49	(23.4)	Oilfield Services and Engineering	110	142	29.1
67	16	(76.1)	Other activities	67	29	(56.7)
34	6	(82.4)	Corporate and financial companies	34	39	14.7
1,966	2,235	13.7	Capital expenditure	3,460	3,970	14.7
22	54	145.5	Investments	218	3,566	1,535.8
1,988	2,289	15.1		3,678	7,536	104.9

Capital expenditure amounted to euro 3,970 million, of these approximately 93.5% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Exploration expenditure amounted to euro 346 million (of which 91% was directed outside Italy). Outside Italy, exploration expenditure concerned mainly Egypt, the United States, Kazakhstan, Angola, Brazil, Norway and Nigeria. Expenditure in Italy concerned primarily offshore areas in the northern Adriatic Sea, the deep waters of the Sicily Channel and areas in northern-central Italy. Expenditure for development and capital goods totaled euro 2,399 million (of which 91% outside Italy). Development expenditure outside Italy concerned in particular hydrocarbon fields in Libya, Iran, Angola, Nigeria and Kazakhstan; in Italy it referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Total capital expenditure of the Exploration & Production segment in the first half of 2003 amounted to euro 2,752 million.

Capital expenditure in the Gas & Power segment totaled euro 660 million, and concerned in particular: (i) the plan of power station construction (euro 228 million); (ii) the construction of the Greenstream gasline (euro 152 million) that will carry natural gas from Libyan fields to Sicily; (iii) upgrade and maintenance of Eni’s primary transmission and distribution network in Italy (euro 151 million); (iv) upgrade and maintenance of Eni’s secondary transmission and distribution network in Italy (euro 118 million).

13  ENI REPORT ON THE SECOND QUARTER OF 2003

Capital expenditure in the Refining & Marketing segment amounted to euro 301 million and concerned: (i) refining and logistics (euro 113 million) in particular refinery upgrade; (ii) the upgrade of the distribution network in Italy and outside Italy (euro 78 million); (iii) the purchase of service stations in Europe (euro 86 million, referred mainly to purchases in Spain and Germany).

Capital expenditure in the Oilfield Services and Engineering segment amounted to euro 142 million and concerned mainly oilfield services(euro 133 million) related in particular to the construction of the FPSO Mystras that is going to work on the Okono/Okpoho fields in Nigeria (euro 36 million) and the completion of the conversion of the Maxita (euro 26 million) into the new Saipem 3000 vessel for pipe laying and platform installation, as well as actions on the Scarabeo 5 semisubmersible drilling platform to adjust it to the requirements of a contract acquired in Norway (euro 19 million).

Investments amounted to euro 3,566 million and concerned primarily the Italgas IPO (euro 2,567 million) and the purchase of Fortum Petroleum AS (euro 909 million).

Management’s expectations of operations

Trends in 2003 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase slightly over 2002 (up 1.2%), due to the weak recovery of world economy. According to Eni’s forecasts, the price of Brent crude in 2003 is expected to reach an average value of 26 dollars/barrel (up 4% over 2002) reflecting the approximately 29 dollars/barrel price registered in the first half of 2003 and assuming a price of 23-24 dollars/barrel for the rest of the year. In the summer oil prices tended to increase – Brent prices almost reached 30 dollars/barrel – reflecting uncertainties on the timing of the recovery of world economy, the amount of exports from Iraq and the low levels of gasoline stocks in the United States before the beginning of summer months;

•	in 2003 the euro is expected to confirm its appreciation over the dollar, as a consequence of the adjustment process of US economy imbalances; Eni expects an average yearly exchange rate of 1.13 dollar per euro corresponding to a yearly average appreciation of more than 20% over 2002 (0.946);

•	demand for natural gas in Italy is expected to increase by over 7% compared to 2002, due to increased consumption by residential and commercial users due to the effect of weather conditions and for the production of electricity, but assuming normal temperatures, the increase would amount to approximately 3.5%;

•	refining margins are expected to recover as compared to the particularly low levels of 2002. The trend of margins, however, is expected to decline progressively in the rest of the year due to a weak demand, the risk of further increases in the price of oil-based feedstocks and the end of the phenomena that favored the positive trend of the first quarter (international tension, an extremely cold winter in the Northern hemisphere).

The following are the forecasts for the production and sales performance of Eni’s main activities in 2003:

•	daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 6% compared to 2002, in line with plans for the 2002-2006 period;

14  ENI REPORT ON THE SECOND QUARTER OF 2003

•	volumes of natural gas sold in primary distribution in Italy, assuming normal temperatures for the rest of the year, are expected to decline slightly over 2002 reflecting in particular a decline in sales to wholesalers and industries, while an increase is expected in sales to the thermoelectric segment. Volumes of natural gas sold in Europe are expected to increase by about 22%;

•	electricity production sold is forecasted to increase by over 8.5% over 2002;

•	total refinery processing intake on wholly owned refineries in Italy and outside Italy is expected to decline by approximately 2%, due to the progressive completion of agreements concerning the Priolo refinery (targeted to decline by 7.5 million tonnes in 2006). The utilization rate of available capacity in owned refineries is expected to increase over 2002 (99%);

•	sales of refined products on retail markets in Italy and in the rest of Europe are expected to increase. The increase in volumes sold in the rest of Europe resulting from the completion of agreements defined in 2002 for the purchase of service stations in Spain, France and Germany and on Eni’s main network of service stations in Italy will allow to offset the expected decline in Italy, due to the downsizing process. Average throughput is expected to increase also due to higher sales on Italian main service stations.

In 2003 capital expenditure is expected to amount to approximately euro 8.5 billion; about 95% of this capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

15   ENI REPORT ON THE SECOND QUARTER OF 2003

Exploration & Production

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

1,228	1,175	(4.3)	Operating income (million euro)	2,515	2,910	15.7
1,468	1,556	6.0	Daily production of hydrocarbons (thousand boe)	1,455	1,527	4.9
315	302	(4.1)	Italy	313	306	(2.2)
349	343	(1.7)	North Africa	340	338	(0.6)
238	262	10.1	West Africa	238	248	4.2
313	349	11.5	North Sea	313	358	14.4
253	300	18.6	Rest of world	251	277	10.4
123.3	138.7	12.5	Hydrocarbon production sold (million boe)	256.1	267.3	4.4

First half

Operating income in the first half of 2003 amounted to euro 2,910 million increasing by euro 395 million over the first half of 2002, up 15.7%, due mainly to: (i) an increase Eni’s realized prices (oil up 27.2%; natural gas up 29.4%); (ii) increased hydrocarbon production sold (up 11.2 million boe, up 4.4%); (iii) lower costs related to synergies obtained and streamlining. These positive factors were offset in part by: (i) the negative effect of the appreciation of the euro over the dollar (up 23.1%); (ii) lower operating income on storage activities (down euro 229 million) related mainly to the fact that in the first half of 2002 services rendered to primary distribution in the Gas & Power segment were recorded by applying tariffs in force before the reduction imposed by the Authority for electricity and gas with decision No. 49/2002, against which Eni filed a claim with the Regional Administrative Court of Lombardia requesting its cancellation; (iii) the recording of writedowns of mineral assets (euro 129 million) related mainly to unproved property in Pakistan and the United Kingdom, in connection with the determination of reserves (euro 85 million in the first half of 2002); (iv) the fact that in the second quarter of 2002 gains on the sale of assets were recorded for euro 42 million.

In the first half of 2003 daily hydrocarbon production amounted to 1,527,000 boe2 (oil and condensates 952,000 barrels; natural gas 575,000 boe), increasing by 72,000 boe, up 4.9%, due to: (i) production of the Norwegian company Fortum Petroleum purchased in the first quarter of 2003; (ii) start-ups of fields mainly in Trinidad &Tobago, Australia, Iran, Nigeria, Pakistan and Algeria; (iii) production growth recorded mainly in Nigeria and Kazakhstan; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices; (iii) the effects of production standstills in Venezuela related to a national strike in the first months of the year; (iv) the effects of the sale of assets in 2002. Production outside Italy amounted to 80.0% of Eni’s total production (78.3% in 2002).

Daily production of oil and condensates (952,000 barrels) increased by 33,000 barrels, up 3.6 due to increases recorded outside Italy, in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Nigeria, due also to the start-up of the Abo Central field (Eni operator with a 50.19% interest); (iii) Australia, for the start-up of the Woollybutt field (Eni operator with a 65% interest); (iv) Iran, due to the start-up of the Balal (Eni’s interest 38.25%) and Dorood fields (Eni’s interest 45%); (v) Kazakhstan.

(2)	Includes 25,000 boe of natural gas volumes consumed in operations (22,000 boe in the first half of 2002).

16   ENI REPORT ON THE SECOND QUARTER OF 2003

These increases were offset in part by decreases recorded in Angola, following the standstill of the FPSO unit installed in the Kuito field (Eni’s interest 20%), the decline of mature fields in Egypt, Congo and United Kingdom, as well as the effect of the sale of assets in 2002.

Daily production of natural gas (575,000 boe) increased by 39,000 boe, up 7.3%, due essentially to increases registered outside Italy, in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Pakistan, also due to the start-up of the Bhit field (Eni operator with a 40% interest); (iii) Trinidad & Tobago for the start-up of fields in Block NMCA-1 (Eni’s interest 17.31%); (iv) Nigeria for the increase in natural gas volumes treated at the Bonny plant (Eni’s interest 10.4%); (v) Egypt, due to increased demand for natural gas on local markets. These increases were offset in part by the decline of mature fields, in particular in Italy and the United Kingdom.

Hydrocarbon production sold amounted to 267.3 million boe. The 9 million boe decrease over production was due essentially to lower withdrawals as compared to allotted shares (underlifting), in particular in Ecuador, Nigeria, the United Kingdom and Norway (5 million boe) and natural gas volumes consumed in operations (4.5 million boe).

Second quarter

Operating income for the second quarter of 2003 totaled euro 1,175 million, representing a euro 53 million decrease over the second quarter of 2002, down 4.3%, due mainly to the appreciation of the euro over the dollar (+23.6%), a decrease in income from storage activities, the fact that in the second quarter of 2002 gains on the disposal of assets were recorded for euro 42 million. These negative factors were offset in part by higher hydrocarbon production sold (15.4 million boe, up 12.5%) and higher realized prices (oil up 5.1%; natural gas up 22.6%).

In the second quarter of 2003 daily hydrocarbon production amounted to 1,556,000 boe (oil and condensates 978,000 barrels, natural gas 578,000 boe) increasing by 88,000 boe, up 6%, due to the production of Fortum Petroleum, start-ups of fields in Australia, Pakistan, Trinidad & Tobago, Iran and Nigeria and production increases mainly in Nigeria and Venezuela. These increases were partly offset by declines in mature fields and the effect of the divestment of assets in 2002.

Daily production of oil and condensates (978,000 barrels) increased by 50,000 barrels, up 5.5%, due to increases registered in particular in Norway, Nigeria, Venezuela, Australia, Iran and Libya, partly offset by declines registered in the United Kingdom, Angola, Egypt and Congo.

Daily production of natural gas (578,000 boe) increased by 37,000 boe, up 6.8%, due to increases registered in Norway, Pakistan, Trinidad & Tobago, Nigeria and Egypt, offset in part by declines in Italy, the United Kingdom and the United States.

17   ENI REPORT ON THE SECOND QUARTER OF 2003

Gas & Power

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

577	539	(6.6)	Operating income (million euro)	2,003	2,068	3.2
12.64	13.41	6.1	Sales in primary distribution (billion cubic meters)	34.06	35.80	5.1
10.37	10.16	(2.0)	Italy	29.39	28.96	(1.5)
3.76	3.42	(9.0)	Wholesalers (distribution companies)	15.88	14.60	(8.1)
6.61	6.74	2.0	End customers	13.51	14.36	6.3
3.51	3.14	(10.5)	- Industrial users	7.29	6.78	(7.0)
3.10	3.60	16.1	- Thermoelectric users	6.22	7.58	21.9
2.27	3.25	43.2	Europe (1)	4.67	6.84	46.5
0.61	0.77	26.2	Sales in secondary distribution outside Italy (billion cubic meters)	1.94	2.43	25.3
18.31	18.01	(1.6)	Transport of natural gas in Italy (billion cubic meters)	39.31	39.91	1.5
13.52	11.73	(13.2)	Eni	29.97	27.73	(7.5)
4.79	6.28	31.1	Third parties	9.34	12.18	30.4
1,239	1,250	0.9	Electricity production sold (gigawatthour)	2,605	2,510	(3.6)

(1)	From 2003 the Gas & Power segment manages trading activities of natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes sold in the first half and in the second quarter of 2002 were increased by 0.79 and 0.43 billion cubic meters respectively.

First half

Operating income in the first half of 2003 amounted to euro 2,068 million, increasing by euro 65 million over the first half of 2002, up 3.2%, due mainly to: (i) increased volumes sold in primary (up 1.74 billion cubic meters, up 5.1%) and secondary distribution in Italy (up 0.35 billion cubic meters, up 7.4%) and outside Italy (0.49 billion cubic meters, up 25.3%); (ii) higher margins in primary distribution, essentially in sales to thermoelectric users, related mainly to the effect of the appreciation of the euro over the dollar, offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) lower costs related to streamlining. These positive factors were offset in part by: (i) the writedown of the difference between the purchase cost of Italgas shares acquired in an IPO and the underlying net book value (euro 45 million); (ii) the fact that in the second quarter of 2002 net non-recurring items of euro 23 million were recorded in relation to a euro 72 million income relating to tariff adjustments in secondary distribution resulting from decision No. 122/2002 of the Authority for electricity and gas and the payment of an environmental tax levied by the Sicilia Region (euro 32 million) and writedowns of assets in secondary distribution in Argentina (euro 17 million). The operating income of the electricity generation activity (euro 5 million) declined by euro 26 million, down 87%, due mainly to higher costs related to the planned maintenance standstill of the Taranto plant.

Natural gas sales in primary distribution in Italy and Europe (35.80 billion cubic meters) increased by 1.74 billion cubic meters, up 5.1%.

Natural gas sales in Italy (28.96 billion cubic meters) declined by 0.43 billion cubic meters, down 1.5%, due mainly to a decline in sales to wholesalers (1.28 billion cubic

18   ENI REPORT ON THE SECOND QUARTER OF 2003

meters) and to industries (0.51 billion cubic meters) due to competitive pressures whose effects were offset in part by higher sale to thermoelectric users (1.36 billion cubic meters).

Natural gas sales in Europe (6.84 billion cubic meters) increased by 2.17 billion cubic meters (up 46.5%), due to: (i) the progressive coming on line of long-term supply contracts to operators (1.14 billion cubic meters); (ii) the start-up in the second half of 2002 of LNG supplies to the Spanish electricity company Iberdrola (0.47 billion cubic meters); (iii) the increase in natural gas trading activities in the North Sea (0.53 billion cubic meters); (iv) the start-up of sales to the Turkish market through the Blue Stream pipeline in February 2003 (0.1 billion cubic meters).

Sales of natural gas in secondary distribution in Italy (5.06 billion cubic meters) increased by 0.35 billion cubic meters, up 7.4%, due to increased consumption and the 150,000 units increase in the number of customers served over the first half of 2002 (5.76 million as of June 30, 2003). Municipalities served were 1,205 at June 30, 2003 (1,197 at December 31, 2002).

Sales in secondary distribution outside Italy (2.43 billion cubic meters) increased by 0.49 billion cubic meters, up 25.3% due to increased consumption.

Eni transported 12.18 billion cubic meters of natural gas in Italy, an increase of 2.84 billion cubic meters, up 30.4%, due mainly to increased volumes transported on behalf of Italian third parties.

Sales of electricity amounted to 2,510 gigawatthour, a decrease of 95 gigawatthour, down 3.6%, due mainly to the maintenance standstill of the Taranto power station.

Second quarter

Operating income in the second quarter of 2003 amounted to euro 539 million, a euro 38 million decrease over the second quarter of 2002, down 6.6%, due mainly to: (i) lower margins in primary distribution related to the renewal of contracts and higher purchase costs resulting from the trends of reference parameters, offset only in part by the effect of the appreciation of the euro over the dollar; (ii) the fact that in the second quarter of 2002 net income was recorded of euro 23 million; (iii) the writedown of the difference between the purchase cost of Italgas shares acquired in an IPO and the underlying net book value (euro 23 million). These negative factors were offset in part by higher volumes sold in primary and secondary distribution.

Natural gas sales in primary distribution (13.41 billion cubic meters) increased by 0.77 billion cubic meters, over the second quarter of 2002, up 6.1%, due to higher sales in Europe (0.98 billion cubic meters), offset in part by lower sales in Italy (0.21 billion cubic meters) due in particular to lower sales to industries and wholesalers, while sales to thermoelectric users increased.

Eni transported 6.28 billion cubic meters of natural gas in Italy, an increase of 1.49 billion cubic meters, up 31.1%, due mainly to increased volumes transported on behalf of Italian third parties.

19   ENI REPORT ON THE SECOND QUARTER OF 2003

Refining & Marketing

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

60	208	246.7	Operating income (million euro)	122	325	166.4
13.42	12.50	(6.9)	Sales (million tonnes)	25.64	24.32	(5.1)
2.81	2.81	(0.0)	Retail sales Italy	5.48	5.38	(1.8)
0.64	0.72	12.5	Retail sales rest of Europe	1.22	1.33	9.0
0.41	0.30	(26.8)	Retail sales Brazil and Africa	0.79	0.57	(27.8)
2.54	2.48	(2.4)	Wholesale sales Italy	5.20	4.98	(4.2)
1.32	1.57	18.9	Wholesale sales outside Italy	2.61	3.01	15.3
5.70	4.62	(18.9)	Other sales	10.34	9.05	(12.5)

First half

Operating income in the first half of 2003 amounted to euro 325 million, a euro 203 million increase over the first half of 2002, up 166.4%, due to: (i) increased results in refining activities related mainly to the recovery in refining margins (Brent margin was up 2.52 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher results in marketing in Italy and in Europe related to increased margins and higher volumes sold on Eni’s main network of service stations, resulting also from growing sales of the new BluDiesel product; (iii) lower costs resulting from streamlining; (iv) the release of the Lifo reserve related to lower stocks (euro 25 million). These positive factors were offset in part by a decline in income from marketing in Brazil related to lower margins on LPG and the recording of environmental charges of euro 19 million.

Refinery intake processing on own account in Italy and outside Italy (17.15 million tonnes) declined by 1.51 million tonnes, down 8.1% due essentially of the coming on-stream of the agreements signed in 2002 with Erg concerning the Priolo refinery. The overall balanced capacity utilization rate of wholly owned refineries was 97% (92% in the first half of 2002). About 36% of all oil processed came from Eni’s Exploration and Production segment (39.1% in the first half of 2002).

Sales of refined products on retail and wholesale markets in Italy (10.36 million tonnes) decreased by 0.32 million tonnes, down 3%, due to lower sales of fuel oil on wholesale markets and, to a lesser extent, lower sales on retail markets related to the sale/closure of service stations, whose effects were almost entirely offset by higher sales on Eni’s main network of service stations.

Sales of refined products on retail markets in the rest of Europe (1,330,000 tonnes) increased by 110,000 tonnes, up 9%, due to the purchase of service stations in France and central-eastern Europe finalized in the second half of 2002 and in Spain and Germany finalized in the first half of 2003 (a total of 287 units); sales on retail markets in Brazil and Africa declined by 220,000 tonnes, down 27.8% due to the sale of African assets in late 2002.

Total retail sales in Italy and in the rest of Europe (6.71 million tonnes) are in line with those of the first half of 2002 (6.70 million tonnes). The decline in volumes sold related to sales/closures of service stations in Italy was offset by higher volumes sold in Eni’s main network of service stations and in the rest of Europe.

20   ENI REPORT ON THE SECOND QUARTER OF 2003

Other sales (9.05 million tonnes), which include mainly products for the petrochemical industry, bunkering, jet fuel and sales to oil companies and traders, declined by 1.29 million tonnes, down 12.5%, due essentially to the agreements concerning the Priolo refinery.

At June 30, 2003, Eni’s retail distribution network in Italy consisted of 7,500 service stations (of which 4,867 directly owned), 210 less than at December 31, 2002 due to the finalization of sales initiated in 2002 (106 service stations) and the conclusion of lease contracts (104 service stations). Outside Italy Eni’s network consisted of 3,187 service stations, with an increase of 135 units due to purchases in Spain and Germany related to the finalization of agreements initiated in 2002 and early 2003.

Second quarter

Operating income in the second quarter of 2003 amounted to euro 208 million, a euro 148 million increase over the second quarter of 2002, up 246.7%, due mainly to: (i) increased refining margins (Brent margin was up 1.44 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher distribution margins in Italy and in Europe. These positive factors were offset in part by a decline in operating income from marketing in Brazil and the recording of environmental charges of euro 19 million.

Refinery intake processing on own account in Italy and outside Italy (9 million tonnes) declined by 0.42 million tonnes, down 4.5% due essentially of the coming on-stream of the agreements on the Priolo refinery. Sales of refined products (12.50 million tonnes) declined by 920,000 tonnes, down 6.9%. The main declines concerned other sales, in particular sales to Eni’s Petrochemical segment, while retail sales in Europe increased.

Petrochemicals

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

31	(34)	—	Operating income (million euro)	(37)	(51)	(37.8)
1,427	1,212	(15.1)	Sales (thousand tonnes)	2,864	2,625	(8.3)
770	667	(13.4)	Basic petrochemicals	1,483	1,395	(5.9)
302	276	(8.6)	Styrenes and elastomers	601	580	(3.5)
355	269	(24.2)	Polyethylenes	780	650	(16.7)

First half

In the first half of 2003 operating losses amounted to euro 51 million, with a euro 14 million increase (or 37.8%) on the first half of 2002 due to: (i) asset writedowns of euro 83 million, related in particular to plants for the manufacture of polyethylene, elastomers and aromatics as a result of the impairment test; (ii) a writedown of product inventories of euro 23 million to adjust them to expected sale prices (in the

21   ENI REPORT ON THE SECOND QUARTER OF 2003

first quarter of 2002 inventories were revaluated for euro 28 million); (iii) lower volumes sold (down 8.3%). These negative factors were offset in part by: (i) an increase in margins related to an increase in sale prices (up 15.4%) higher than the increase in the cost in euro of petrochemical feedstocks (up 7.9%); (ii) lower costs related to streamlining.

Sales of petrochemical products (2,625,000 tonnes) declined by 239,000 tonnes, down 8.3%, due to a general drop in demand in particular in the second quarter. The most relevant declines were recorded in polyethylenes (down 16.7%), also due to the repletion of stocks of end users in the first half of 2002, in olefins (down 9%) and aromatics (down 8%) also due to plant standstills and lower product availability, and in styrenes (down 4%). These declines were offset in part by increased sales in intermediates (up 5%) due to greater product availability.

Production (3,589,000 tonnes) decreased by 47,000 tonnes, down 1.3%.

Second quarter

In the second quarter of 2003 operating losses amounted to euro 34 million as compared to an operating income of euro 31 million in the second quarter of 2002. The euro 65 million decrease was due essentially to asset writedowns of euro 83 million and the writedown of inventories of euro 23 million to adjust them to expected sale prices (in the second quarter of 2002 inventories were revaluated for euro 25 million), whose effects were offset in part by an increase in product margins.

Sales (1,212,000 tonnes) declined by 215,000 tonnes, down 15.1%. Production (1,713,000 tonnes) declined by 126,000 tonnes, down 6.8%.

Oilfield Services and Engineering

(million €)

Second quarter				First half

2002	2003	% Ch.		2002	2003	% Ch.

73	79	8.2	Operating income	159	139	(12.6)
			Order backlog	8,119	10,619	30.8
			Oilfield services	3,394	5,820	71.5
			Engineering	4,725	4,799	1.6

First half

Operating income for the first half of 2003 totaled euro 139 million, of which euro 138 million related to oilfield services, with a euro 20 million decrease over the first half of 2002, down 12.6%. Oilfield services recorded a decrease in operating income of euro 37 million, in particular in offshore construction due to the completion of the Blue Stream contract and the start of EPIC (Engineering, Procurement, Installation, Commission) contracts which do not foresee the use of vessels in their initial stages. These negative factors were offset in part by the contribution of Bouygues Offshore, purchased in the second half of 2002 (euro 35 million before the writedown of euro

22   ENI REPORT ON THE SECOND QUARTER OF 2003

21 million of the difference between purchase price and net equity not attributed to fixed assets) and the higher profitability of some contracts in the Onshore construction area. Engineering activities recorded an operating income amounting to euro 1 million as compared to an operating loss of euro 16 million in the first half of 2002. The euro 17 million improvement was related to higher activity levels and the fact that in the first half of 2002 charges for contractual litigation were recorded.

Orders acquired in the first half of 2003 amounted to euro 3,319 million (euro 3,171 million in the first half of 2002). About 92% of new orders acquired was represented by work to be carried out outside Italy, and 13% by work originated by Eni companies. Eni’s order backlog was euro 10,619 million at June 30, 2003 (euro 10,065 million at December 31, 2002). Projects to be carried out outside Italy represented 81% of the total order backlog, while orders from Eni companies amounted to 14% of the total.

Second quarter

Operating income for the second quarter of 2003 totaled euro 79 million, with a euro 6 million increase over the second quarter of 2002, up 8.2% all of which was related to oilfield services.

23   ENI REPORT ON THE SECOND QUARTER OF 2003

Società per Azioni
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PRESS RELEASE

Eni: the Board of Directors approves the Stock Grant and Stock Option Plan 2003

For the Eni’s executives who have achieved in 2002 the annually pre-set individual objectives and the top management

The Board of Directors of Eni, delegated by the Shareholders Meeting of May 30 2003, has approved today the Stock Grant Plan 2003. According to the Plan, Eni will offer at no charge three years after obligation up to 1.5 million of ordinary shares to the Eni’s executives who have achieved in 2002 the annually pre-set individual objectives.

Moreover, the Board, delegated by the Shareholders Meeting of May 30 2002, has approved the Stock Option Plan 2003 for the allotment of up to 6 million stock options for the purchase of Eni’s shares, three years after assignment and within July 31 2011, for the executives who have the most direct responsibility in terms of the company strategic and economic results (about 400 executives).

San Donato Milanese, June 19, 2003